April 3, 2012

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                     D.R. Horton, Inc.

                            Form 10-K for the Year Ended September 30, 2011

                            Filed November 17, 2011

                            Form 10-Q for the Period Ended December 31, 2011

                            Filed January 27, 2012

                            Responses dated February 14, 2012 and February 21, 2012

                            File No. 1-14122

Dear Mr. Decker:

On behalf of D.R. Horton, Inc. (the “Company”), I refer to the letters from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated February 8, 2012 and March 13, 2012 containing comments on the above-referenced filings of the Company. As discussed with Mr. Ernest Greene on March 28, 2012, the Company plans to provide a response on or before May 3, 2012. Thank you for this courtesy.

If you have any questions regarding this matter, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by email at bwheat@drhorton.com.

Very truly yours,

/s/ BILL W. WHEAT

Bill W. Wheat

Executive Vice President

and Chief Financial Officer

cc: Thomas B. Montano, Esq., D.R. Horton, Inc.